Capitalisation and Indebtedness	Exhibit 99.3

The following table sets out the issued share capital of Barclays PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2013. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31 December 2013
(000)
Share capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	16,113,311

Group shareholders’ equity	£m

Called up share capital	4,028

Share premium account	15,859

Other reserves	249

Other shareholders’ funds	-

Other equity instruments	2,063

Retained earnings	33,186

Shareholders’ equity excluding non-controlling interests	55,385

Non-controlling interests	8,564

Total shareholders’ equity	63,949

Group indebtedness(1)

Subordinated liabilities	21,695

Debt securities in issue	86,693

Total indebtedness	108,388

Total capitalisation and indebtedness	172,337

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	15,226

Performance guarantees, acceptances and endorsements	5,958

Total contingent liabilities	21,184

Documentary credits and other short-term trade related transactions	780

Standby facilities, credit lines and other commitments	274,791

1.	“Group indebtedness” includes interest accrued as at 31 December 2013 in accordance with International Financial Reporting Standards.

Barclays PLC – 2013 Results	1